UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2025 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on January 31, 2025, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the 2025 Annual General Meeting of Shareholders.

Proposal 1 – The election of nine nominees to the Company’s Board of Directors each for a term of one year.

The 9 nominees named in the proxy statement were elected to serve as directors until the Company’s 2026 Annual General Meeting of Shareholders. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
Eli Gelman	93,773,836	2,380,020	91,132	90,359
Robert A. Minicucci	78,009,604	18,114,545	120,839	90,359
Adrian Gardner	92,623,773	3,527,257	93,958	90,359
Rafael de la Vega	94,736,752	1,404,228	104,008	90,359
John A. MacDonald	90,834,932	5,316,574	93,482	90,359
Yvette Kanouff	95,710,262	439,196	95,530	90,359
Sarah Ruth Davis	95,942,160	207,256	95,572	90,359
Amos Genish	92,032,338	4,116,534	95,116	90,359
Shuky Sheffer	95,358,052	794,001	92,935	90,359

Proposal 2 – The approval of an amendment to the Amdocs Limited 1998 Stock Option and Incentive Plan to extend the term to January 31, 2035.

The shareholders approved the amendment to the Amdocs Limited 1998 Stock Option and Incentive Plan. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
89,869,901	6,276,662	98,425	90,359

Proposal 3 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.479 per share to $0.527 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.479 per share to $0.527 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
96,152,505	4,931	87,552	90,359

Proposal 4 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2024.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2024. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
95,766,922	55,852	422,214	90,359

Proposal 5 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
91,252,292	4,997,011	86,044	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: January 31, 2025